                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of September, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F ______
                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                            Yes:___            No:  X
                                                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         API ELECTRONICS GROUP INC.
                                         (Formerly Investorlinks.com Inc.)

Date: September 30, 2002                 By: /s/ Jason DeZwirek
      ------------------                     -------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

                          QUARTERLY AND YEAR END REPORT

[LOGO BCSC]  British Columbia Securities Commission  BC         FORM     51-901
                                                     (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

--------------------------------------------------------------------------------------------------------
ISSUER DETAILS                                                                  DATE OF REPORT

NAME OF ISSUER                                              FOR QUARTER ENDED     YY     MM      DD
API ELECTRONICS GROUP INC.                                  2002/05/31            2002   09      26
--------------------------------------------------------------------------------------------------------
ISSUER ADDRESS
505 UNIVERSITY AVENUE, SUITE 1400
--------------------------------------------------------------------------------------------------------
CITY                       PROVINCE       POSTAL CODE       ISSUER FAX NO.      ISSUER TELEPHONE NO.
TORONTO                    ON             M5G 1X3           416-593-4658        416-593-6543
--------------------------------------------------------------------------------------------------------
CONTACT NAME                              CONTACT POSITION                      CONTACT TELEPHONE NO.
JASON DEZWIREK                            CHAIRMAN                              416-593-6543
--------------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                     WEB SITE ADDRESS
jason@kaboose.com                         www.api-electronics.com
--------------------------------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

-----------------------------------------------------------------------------
     DIRECTOR'S SIGNATURE      PRINT FULL NAME         DATE        SIGNED
 .   "JASON DEZWIREK"          JASON DEZWIREK           YY       MM      DD
                                                        2002     09      26
-----------------------------------------------------------------------------
     DIRECTOR'S SIGNATURE      PRINT FULL NAME         DATE        SIGNED
 .   "PHILLIP DEZWIREK"        PHILLIP DEZWIREK         YY       MM      DD
                                                        2002     09      26
-----------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached audited consolidated financial statements of API Electronics Group Inc. (the "Company") for the fiscal years ended May 31, 2002 and 2001.

                           API Electronics Group Inc.
                           Consolidated Financial Statements
                           For the years ended May 31, 2002 and 2001
                           (Expressed in US Dollars)

                           API Electronics Group Inc.
                           Consolidated Financial Statements
                           For the years ended May 31, 2002 and 2001
                           (Expressed in US Dollars)

                                                                   Contents
---------------------------------------------------------------------------

                                                                          2
Auditors' Report

Consolidated Financial Statements                                         3

    Balance Sheets                                                        4

    Statements of Operations and Deficit                                  5

    Statements of Cash Flows                                              6

    Summary of Significant Accounting Policies                            9

    Notes to Financial Statements

                                                                Auditors' Report

To the Shareholders of
API Electronics Group Inc.

We have audited the consolidated balance sheet of API Electronics Group Inc. as at May 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted in Canada.

The consolidated financial statements for the year ended May 31, 2001 were audited by another auditor who expressed an opinion without reservation on those statements in his report dated July 14, 2001.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 2, 2002

                                                      API Electronics Group Inc.
                                                                  Balance Sheets
                                                       (Expressed in US Dollars)

May 31                                                              2002              2001
--------------------------------------------------------------------------------------------
Assets

Current
    Cash                                                      $   1,408,637     $     41,073
    Accounts receivable                                           1,073,058          340,383
    Inventories (Note 2)                                          1,852,483        1,277,399
    Prepaid expenses                                                 45,358           13,174
                                                              ------------------------------

                                                                  4,379,536        1,672,029
Capital assets (Note 3)                                           2,867,382          881,700
Goodwill (Note 4)                                                   962,529           10,552
Intangible assets (Note 5)                                          325,712                -
                                                              ------------------------------

                                                              $   8,535,159     $  2,564,281
============================================================================================

Liabilities and Shareholders' Equity

Current
    Bank indebtedness (Note 6)                                $     284,488     $    342,146
    Accounts payable                                                874,269          341,216
    Current portion of long-term debt (Note 7)                    1,072,706           58,640
                                                              ------------------------------

                                                                  2,231,463          742,002
Future income tax liability (Note 8)                                530,000                -
Long term debt (Note 7)                                           1,299,125          229,550
Convertible promissory note (Note 9)                                      -          902,422
                                                              ------------------------------

                                                                  4,060,588        1,873,974
                                                              ------------------------------

Shareholders' equity
    Share capital (Note 10)                                       4,642,007              100
    Paid in capital                                                 770,790          770,790
    Deficit                                                        (938,226)         (80,583)
                                                              ------------------------------

                                                                  4,474,571          690,307
                                                              ------------------------------

                                                              $   8,535,159     $  2,564,281
============================================================================================

On behalf of the Board:


(signed) Jason DeZwirek                    Director
-------------------------------------------

(signed) Phillip DeZwirek                  Director
-------------------------------------------

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)

For the years ended May 31                                 2002              2001
----------------------------------------------------------------------------------
Sales                                               $  2,903,120      $  2,653,040

Cost of sales                                          2,255,841         1,930,582
                                                    ------------------------------

Gross profit                                             647,279           722,458
                                                    ------------------------------

Expenses
    Business development                                 501,583                 -
    Selling                                              339,048           246,844
    General and administrative                           685,747           300,598
                                                    ------------------------------

                                                       1,526,378           547,442
                                                    ------------------------------

Operating income (loss)                                 (879,099)          175,016

Other (income) expenses
    Other income                                         (75,565)          (13,719)
    Interest on long term debt                            37,467            86,342
                                                    ------------------------------

                                                         (38,098)           72,623
                                                    ------------------------------

Income (loss) before income taxes                       (841,001)          102,393

Income taxes (Note 8)                                     16,642               292
                                                    ------------------------------

Net income (loss) for the year                          (857,643)          102,101

Deficit, beginning of year                               (80,583)         (182,684)
                                                    ------------------------------

Deficit, end of year                                $   (938,226)      $   (80,583)
==================================================================================

Earnings (loss) per share - basic (Note 14)         $      (0.12)      $      0.02
==================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                                        Statements of Cash Flows
                                                       (Expressed in US Dollars)

For the years ended May 31                                          2002           2001
---------------------------------------------------------------------------------------
Cash was provided by (used in)

Operating activities
    Net income (loss) for the year                           $  (857,643)   $   102,101
    Adjustments to reconcile net income (loss) to net cash
        provided by operating activities:
           Amortization                                          150,138        120,132
           Capitalized interest                                        -         38,673
           Changes in non-cash working capital
             balances (Note 11(a))                              (103,543)      (317,641)
                                                             --------------------------

                                                                (811,048)       (56,735)
                                                             --------------------------

Investing activities
    Purchase of capital assets                                  (257,217)      (187,850)
    Business acquisition, net of cash acquired                  (955,374)             -
                                                             --------------------------

                                                              (1,212,591)      (187,850)
                                                             --------------------------

Financing activities
    Cash acquired through reverse take-over, net of
    acquisition costs                                          1,178,376              -
    Issue of share capital                                     2,296,212              -
    Bank indebtedness repayments                                (112,200)        (5,083)
    Repayment of long term debt                                  (58,575)       (12,422)
    Increase in long term debt                                    87,390        222,000
                                                             --------------------------

                                                               3,391,203        204,495
                                                             --------------------------

Net increase (decrease) in cash for the year                   1,367,564        (40,090)

Cash, beginning of year                                           41,073         81,163
                                                             --------------------------

Cash, end of year                                            $ 1,408,637    $    41,073
=======================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001


Nature of Business                  API Electronics Group Inc.'s ("the Company")
                                    business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications.
                                    Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisition and
Name Change                         On August 31, 2001, Investorlinks.com Inc. a
                                    public company incorporated under the laws of the Province of Ontario, and API
                                    Electronics Inc. ("API Electronics"), a
                                    private company incorporated under the laws of the State of New York, completed the business combination referred to in Note
                                    1(a) to the financial statements. Pursuant to Articles of Amendment dated September 10,
                                    2001, the Company changed its name from
                                    Investorlinks.com Inc. to API Electronics
                                    Group Inc. As stated in Note 1(a), the
                                    business combination has been accounted for as a reverse take-over of the Company by API
                                    Electronics.

                                    On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in
                                    Note 1 (b) to the financial statements.

Principles of Consolidation         The consolidated financial statements
                                    include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics and the Filtran Group.

Basis of Presentation               These consolidated financial statements have
                                    been prepared in accordance with Canadian generally accepted accounting principles.
                                    All amounts are disclosed in US dollars
                                    unless otherwise indicated.

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001


Revenue Recognition       Revenue is recognized when risk and title passes to
                          the customer, which is generally upon shipment of the product. Revenues from contracts are recognized on the percentage of completion basis, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract.

Inventory                 Raw materials are recorded at the lower of cost and
                          net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets            Capital assets are recorded at cost less accumulated
                          amortization and are amortized using the straight-line basis over the following years:

                             Buildings                                  20 years
                             Computer equipment                          3 years
                             Computer software                           3 years
                             Furniture and fixtures                      5 years
                             Machinery and equipment  Ranging from 5 to 10 years
                             Website development                         3 years

Goodwill Effective January, 2002, the Canadian Institute of Chartered Accountants issued new accounting standards relating to accounting for goodwill and other intangible assets acquired in business combinations. Goodwill will no longer be required to be amortized, but is now subject to an annual test for impairment. Any impairment in the value of the goodwill is written off against earnings.

                          Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets         Intangible assets which have a finite life are
                          amortized over their estimated useful lives.

                          The non-compete agreement is amortized using the straight-line basis over 5 years.

Income taxes              The Company accounts for income taxes under the asset
                          and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

                                                     API Electronics Group Inc.
                                     Summary of Significant Accounting Policies
                                                      (Expressed in US Dollars)

May 31, 2002 and 2001


Foreign Currency
  Translation             The consolidated financial statements are stated in
                          United States dollars, "the reporting currency". The transactions of the Company have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                          The Filtran Group is a self-sustaining group which is translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet. There was no foreign exchange translation amount at year end as the Filtran Group was acquired May 31, 2002.

Accounting Estimates      The preparation of these consolidated financial
                          statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Advertising Costs         The Company's policy is to expense advertising costs
                          as incurred. Advertising expenses included in selling expenses is $14,535 (2001 - $12,767).

Stock-Based
Compensation Plans        The Company has a stock-based compensation plan which
                          is described in Note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

1.  (a)  Business Acquisition, Name Change and Share Consolidation

         On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

           i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

           ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

         The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

          Cash and cash equivalents                                  $1,213,248
          Marketable securities                                           1,848
          Other current assets                                          122,305
          Capital assets                                                  3,559
          Current liabilities                                          (132,815)
                                                                     ----------

          Net assets acquired                                         1,208,145
          Less: Cost of acquisition                                     (34,872)
                                                                     ----------

         Consideration attributed to share capital of shares issued  $1,173,273
                                                                     ==========


         Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

    (b)  Business Acquisition

         On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

         The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

1.    (b)  Business Acquisition (continued)

           The net assets acquired at fair value, as at May 31, 2002 are as follows:

           Cash                                                     $   101,623
           Current assets                                             1,204,202
           Capital assets                                             1,984,492
           Current liabilities                                         (507,256)
           Long-term liabilities                                       (217,690)
           Future income tax liabilities                               (530,000)
                                                                    -----------
           Fair value of tangible net assets                          2,035,371
           Non-compete agreement                                        325,712
           Goodwill                                                     962,529
                                                                    -----------
           Total cost of acquisition                                $ 3,323,612
                                                                    ===========

2.    Inventories

                                                          2002          2001
                                                      -------------------------
      Finished good                                   $ 1,232,246   $   866,799
      Work-in-process                                     123,442       151,500
      Raw materials                                       496,795       259,100
                                                      -------------------------
                                                      $ 1,852,483   $ 1,277,399
                                                      =========================
3.    Capital Assets

                                                         2002
                                       ----------------------------------------
                                              Cost    Accumulated           Net
                                                     Amortization    Book Value

      Land                             $   394,127    $         -   $   394,127
      Buildings                          1,780,573        160,099     1,620,474
      Computer equipment                    38,063              -        38,063
      Computer software                     50,322              -        50,322
      Furniture and fixtures                40,252          6,751        33,501
      Machinery and equipment            1,511,764        806,557       705,207
      Web site development costs            30,826          5,138        25,688
                                       ----------------------------------------
                                       $ 3,845,927    $   978,545   $ 2,867,382
                                       ========================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                        (Expressed in US Dollar)

May 31, 2002 and 2001

3.    Capital Assets (continued)

                                                           2001
                                          -------------------------------------
                                               Cost    Accumulated      Net
                                                       Amortization  Book Value

      Land                                 $   147,875  $        -   $  147,875
      Buildings                                465,060     137,320      327,740
      Furniture and fixtures                     6,751       6,751            -
      Machinery and equipment                1,101,000     694,915      406,085
                                           ------------------------------------
                                           $ 1,720,686  $  838,986   $  881,700
                                           ====================================

      Included in machinery and equipment is $ 133,362 (2001 - $42,001) of property held under capital leases.

      Depreciation and amortization expense amounted to $150,138 (2001 - $120,132). Of this amount $115,979 (2001 - $96,106) was included in cost of sales.

4.    Goodwill

                                                           2002          2001
                                                        -----------------------
      Goodwill                                          $1,015,289   $   52,760
      Less: Accumulated amortization                       (52,760)     (42,208)
                                                        -----------------------
                                                        $  962,529   $   10,552
                                                        =======================

5.    Intangible Assets

                                                            2002          2001
                                                        -----------------------
      Non-compete agreement (Note 1(b))                 $  325,712   $        -
      Less: Accumulated amortization                             -            -
                                                        -----------------------
                                                        $  325,712   $        -
                                                        =======================

6.    Bank Indebtedness

      API Electronics's bank indebtedness is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its former major shareholders. The bank indebtedness is due on demand and bears interest at prime plus 1/2%.

      The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 with the Bank of Nova Scotia. As at May 31, 2002 the Company has borrowed $42,343 (Cdn $65,000) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and unlimited guarantee from TCCL and a guarantee of Cdn $500,000 from CDL.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

7.    Long-term Debt

                                                                            2002           2001
                                                                      ---------------------------
      Promissory note payable to former shareholders of the
      Filtran Group, secured by a collatered mortgage on real
      property registered in Ontario and the issued and
      outstanding shares of the Filtran Group, repayable in
      two equal payment of Cdn $1,500,000 on May 31, 2003 and
      May 31, 2004 plus interest at 5% per annum                      $  1,954,270   $          -

      Bank term loans, secured by machinery and
      equipment, repayable in monthly instalments of $4,621
      plus interest at rates varying from 7.75% to 10%                      95,145         55,917

      Loan payable, unsecured and non-interest bearing,
      repayable in monthly instalments of $1,000 (i)                        39,000        174,000

      Mortgage payable, secured by real estate, repayable
      in blended monthly instalments of $3,737 at interest
      rates of 6.75% and 8.75%                                             166,262              -

      Various equipment capital leases, with annual lease
      payments of $26,949 including interest at
      approximately 9%                                                     102,089         14,698

      Due to shareholder, non-interest bearing with no specific
      terms of repayment                                                    15,065         43,575
                                                                      ---------------------------
                                                                         2,371,831        288,190
      Less: Current portion                                              1,072,706         58,640
                                                                      ---------------------------
                                                                      $  1,299,125   $    229,550
                                                                      ===========================

      (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. During the year, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at May 31, 2002 the Company's indebtedness amounted to $39,000.

      The long term debt repayable over the next five fiscal years is as follows:

                  2003          $   1,072,706
                  2004              1,117,270
                  2005                 81,141
                  2006                 66,346
                  2007                 19,301

      Generally accepted accounting principles require disclosure of fair value of financial instruments. Fair value is the amount at which the instrument could be exchanged in a current transaction. Management has determined that there is no significant difference between the fair value and the carrying value of the long-term debt.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

8.    Income Taxes

      As at May 31, 2002 the significant components of future income tax assets consists of the following:

      Future income tax assets
        Loss carrying forwards                                   $     368,000
        Capital assets                                                  33,000
                                                                 -------------
                                                                       401,000
                                                                 -------------
      Future income tax liabilities
        Capital assets                                                (445,000)
        Non-compete agreement                                          (98,000)
                                                                 -------------
                                                                      (543,000)
                                                                 -------------

      Valuation allowance                                             (388,000)
                                                                 -------------
                                                                 $    (530,000)
                                                                 =============

      A reconciliation between income taxes provided at actual rates and at the basic rate of 40.29% for federal and provincial taxes is as follows:

        Net loss                                                 $    (841,001)
                                                                 =============

        Recovery of income tax at statutory rates                $    (339,000)
        Increase in taxes resulting from:
         Non-deductible items and other                                 16,000
         Tax reassessment 1998                                          16,642
         Change in valuation allowance                                 323,000
                                                                 -------------
         Provision for income taxes                              $      16,642
                                                                 =============

      The Company has non-capital losses of approximately $914,000 to apply against future taxable income. These losses will expire as follows:
      $114,000 in 2006 and $800,000 in 2009.

9.    Convertible Promissory Note

      One June 1, 1999, the principal shareholder of API Electronics to whom the Company owed $1,128,394 forgave interest due to him on his outstanding principal loan balance for the year ended May 31, 2000.

      On September 20, 2000 API Electronics signed a demand promissory note with the principal shareholder in the amount of $1,265,492. Under the demand promissory note, interest does not accrue on the unpaid balance unless and until there is an event of default. The principal shareholder assigned the note to a third party payee.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

9.    Convertible Promissory Note (continued)

      On April 1, 2001 API Electronics exchanged the demand promissory note for a convertible note. Under the convertible note, the unpaid principal is due and payable April 1, 2006. Interest does not accrue on the unpaid balance unless and until there is an event of default. The outstanding principal, but not unpaid and accrued interest on this convertible note, if any, shall at the option of the payee, convert into that number of common stock that equal, after the issuance, 49% of the then outstanding shares of the share capital of API Electronics on the date specified by the Payee by notice to API Electronics. The principal amount on the convertible note is $1,265,492. A component of the note, amounting to $363,070 has been recorded as other paid in capital and represents the value attributable to the convertibility feature of the note. This resulted in a debt discount in the same amount which is amortized over the term of the note and the amortization is included in interest expense.

      On July 1, 2001 the note was converted into 49% of the outstanding common shares of API Electronics.

10.   Share Capital

      (a)  Authorized

           Unlimited special shares
           Unlimited common shares

      (b)  Issued Common Shares

                                                                       Number of
                                                                          Shares     Consideration
                                                                      ----------------------------
           (i)   Pre-business combination for API Electronics
                 Balance at June 1, 2000 and May 31, 2001                    100     $         100
                 Issued upon the conversion of Note (Note 9)                  97           902,422
                                                                      ----------------------------
                 Balance at August 31, 2001                                  197     $     902,522
                                                                      ============================

           (ii)  Pre-business combination for the Company
                 Balance at April 30, 2001                            13,179,020     $   2,985,416
                 Share consolidation (Note 1(a))                      (8,786,048)                -
                                                                      ----------------------------
                 Balance at August 31, 2001                            4,392,972     $   2,985,416
                                                                      ============================

           (iii) Issued from date of reverse take-over
                 Share capital is comprised of the number of issued
                 and outstanding shares of the Company and the
                 stated capital of API Electronics                     4,392,972     $     902,522

                 Shares issued upon the reverse take-over (Note 1(a))  6,500,000         1,173,273
                 Shares issued upon exercise of stock options            210,000           125,707
                 Shares issued upon exercise of warrants               3,200,842         1,920,505
                 Shares issued upon exercise of broker warrants          500,000           250,000
                 Shares issued as finders fee                            100,000           270,000
                                                                      ----------------------------
                                                                      14,903,814     $   4,642,007
                                                                      ============================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

10.   Share Capital (continued)

      (c)  Warrants

           Common shares purchase warrants ("Warrants")

           As at May 31, 2002 the following Warrants are outstanding and exercisable:

                                      Number        Share for      Exercise                  Expiry
                                 Outstanding         Warrants         Price                    Date
                                 ------------------------------------------------------------------
                                     226,667          1 for 1         $9.00          August 8, 2002
                                   1,649,579          1 for 1          0.45       February 28, 2003
                                   1,649,579          1 for 1          0.75         August 30, 2003

           The continuity of common share purchase warrants is as follows:

           Warrants outstanding, April 30, 2001                                             226,667
           Issued   - pursuant to advisory services                                         250,000
                    - pursuant to business acquisition (Note 1a)
           -   Series A                                                                   3,250,000
           -   Series B                                                                   3,250,000
           -   Series A - broker warrants                                                   125,000
           -   Series B - broker warrants                                                   125,000

           Exercised
           -   Re: Advisory services                                                       (250,000)
           -   Series A                                                                  (1,600,421)
           -   Series B                                                                  (1,600,421)
           -   Series A - broker warrants                                                  (125,000)
           -   Series B - broker warrants                                                  (125,000)
                                                                                       ------------
           Warrants outstanding, May 31, 2002                                             3,525,825
                                                                                       ============

      (d)  Stock Options

           As at May 31, 2002 the following options are exercisable, except as indicated, and outstanding:

                                                        Number        Exercise               Expiry
                                 Issued to         Outstanding           Price                 Date
                                 ------------------------------------------------------------------
                                 Directors             150,000           $0.45      August 31, 2006
                                 Directors             150,000            0.75      August 31, 2006
                                 Directors              25,000  (i)       2.35        April 1, 2007

(i)  5,000 vest July 2002 and 5,000 vest each year thereafter.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

10.   Share Capital (continued)

      (d)  Stock Options (continued)

           The continuity of stock options is as follows:                               Weighted
                                                                           Number of     Average
                                                                             Options       Price
                                                                          ----------------------
           Options outstanding, April 30, 2001                               123,667  $     7.08
             Cancelled                                                      (113,667)       7.65
             Granted- August 2001                                            500,000        0.60
                    - April, 2002                                             25,000        2.35
             Exercised                                                      (210,000)       0.60
                                                                          ----------------------

           Options outstanding, May 31, 2002                                 325,000  $     0.73
                                                                          ======================

11.   Cash Flow Information

      (a)  Changes in non-cash working capital are as follows:

                                                                                2002        2001
                                                                          ----------------------
           Accounts receivable                                            $    9,726  $  (74,096)
           Inventory                                                        (107,685)   (304,473)
           Prepaid expenses                                                   86,370      (5,215)
           Accounts payable                                                  (91,954)     66,143
                                                                          ----------------------

                                                                          $ (103,543) $ (317,641)
                                                                          ======================

      (b)  Supplemental Cash Flow Information

                                                                                2002        2001
                                                                          ----------------------
           (i)  Non-cash transaction
                Convertible promissory note converted  into
                 common  stock                                            $  902,422  $        -
                Disposal of capital assets in settlement of
                 equipment loan                                              120,000           -
                Finders fee paid through issue of common shares              270,000           -
                Shares issued on business acquisition (Note 1(a))          1,173,273           -

           (ii) Cash paid for interest                                    $   37,467  $   86,342

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

12.   Related party Transactions

      (a) Included in capital assets are web site development costs in the amount of $30,826 (2001 - $NIL) paid to a company of which a shareholder of the company is a director.

      (b) Included in consulting expenses are fees of $27,522 (2001 - $NIL) paid to an individual who is a director and officer of the Company.

      (c) On July 1, 2001 the convertible promissory note held by a principal shareholder of API Electronics was converted into common shares of API Electronics (Note 9)

      These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.   Segmented Information

      (a) The Company's operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Since the Canada segment was acquired May 31, 2002 all revenues are derived from the United States segment.

                                                               2002        2001
                                                         -----------------------
           Total Assets
               Property and equipment
                 United States                           $1,209,281  $  881,700
                 Canada                                   1,658,101           -
               Goodwill
                 United States                                    -      10,552
                 Canada                                     962,529           -
               Other assets
                 United States                            2,104,140   1,672,029
                 Canada                                   2,558,765           -
                                                         ----------------------
                                                         $8,492,816  $2,564,281
                                                         ======================

      (b)  Major Customer

                                                               2002        2001
                                                         -----------------------

          Revenue
             U.S. Department of Defence                          20%         22%
             U.S. Department of Defence subcontractors           50%         44%

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001

14.   Per Share Data

      The weighted average number of shares issued and outstanding for the year ended May 31, 2002 was 7,447,517. The number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

      The effect of the exercise of outstanding options and warrants would be anti-dilutive.

      For comparative purposes, the May 31, 2001 weighted average number of shares is 6,500,000, the actual number of shares issued to the legal subsidiary in the reverse takeover described in note 1(a).

15.   Financial Instruments

      As at May 31, 2002 and 2001 there were no significant differences between the carrying amounts and the fair values of these instruments.

      It is management's opinion that the Company is not exposed to significant interest rate, currency, or credit risk.

      Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

      Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue (Note 13), management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

16.   Commitments and Contingencies

      (a) Rent

         The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2002.

           2003      $  30,822
           2004         22,243
           2005          9,889

                                                     API Electronics Group Inc.
                                     Notes to Consolidated Financial Statements
                                                      (Expressed in US Dollars)

May 31, 2002 and 2001

16    Commitments and Contingencies (Continued)

      (b) 401(k) Plan

          During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2002, the Company incurred $30,157 (2001 - $17,425) as its obligation under the terms of the plan. Of this amount $30,157 (2001 - $17,425) has been charged to general and administrative expenses.


17.   Comparative Figures

      Comparative figures have been reclassified to conform with current year presentation.

18.   Subsequent Events

      On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

                                  Schedule "B"

See attached consolidated financial statements of the Company for the fiscal years ended May 31, 2002 and 2001.

                                  SCHEDULE "C"

                     Management's discussion and analysis of
                  financial condition and results of operations

Results of Operations

Summary

API Electronics Group Inc. ("API" or "Company") is a leading manufacturer of electronic components and microelectronic circuits with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. For the nine months ended May 31, 2002, the Filtran Group posted sales revenue of $3.34 million.

Sales Revenue

The Company continued to record strong sales growth during the fiscal year ended May 31, 2002. Revenues increased by 9.4% to $2.9 million from $2.65 million the previous year. The growth during the period was led by the performance of core product lines and accelerated by favourable market conditions for the Company's products in the military industry.

Cost of Goods Sold and Gross Margin

The cost of products sold as a percentage of sales increased during 2002 period compared to 2001. The cost of goods sold was 77.7% of sales in 2002 compared to 72.8% of sales in 2001. Accordingly, the gross margin for 2002 period decreased to 22.3% from the 27.2% gross margin in the 2001 period. The decrease is attributed mainly to increased competitive pricing in the market.

Selling Expenses

Selling expenses increased from $246,844 for the year ended May 31, 2001 to $339,048 for the year ended May 31, 2002. As a percentage of sales the 2002 selling expenses came in at 11.7% compared to 9.3% for 2001. The increase was primarily attributed to the addition of one sales person to support increased product sales levels.

General and Administrative Expenses

General and administrative expenses increased substantially from $300,598 for the 2001 year to $685,747 incurred during the 2002 year. Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Investor relations of $108,758 (2001 - $0), professional services of $94,747 (2001 - $9,000), shareholder information of $9,070 (2001 - $0), transfer agent fees of $10,382 (2001 - $0)
all increased substantially and were attributable to increased costs that are inherent with public company compliance.

Management continues to emphasize efficiencies and control of overheads. There are several areas where certain expenses could be classified as non-recurring in nature.

Website maintenance of $7,434 and IL Data expenses (expenses of InvestorLinks.com - a predecessor company) of $7,156 are such non-recurring expenses. In addition, professional services expense was higher than normal as additional fees were incurred in API's first year audit as a public company. Management estimates that going forward these expenses should see a decrease of least $20,000. Also, investor relations expense was higher than normal as additional fees were incurred to launch the profile of API in the investment community. These fees were necessary in API's first year as a public company but management estimates that going forward investor relations should see a decrease of approximately $50,000.

Business Development

These costs increased from $0 in 2001 to $501,583 in 2002. These costs relate primarily to business plan development to help create market awareness for products and investors and to help provide support for any future financing and acquisitions. The Company believes that spending in this area was critical to assist the company gain exposure in the competitive public company environment and ultimately to increase shareholder value. Although benefits from these expenditures will continue in the future, management has determined that the $501,583 is a non-recurring expense going forward.

Other Income and Expense

Other income increased substantially from $13,719 for the year ended May 31, 2001 to $75,568 for the year ended May 31, 2002. The increase was attributed to rental income realized during the year. Other expense relates to interest on long-term debt and the Company saw a substantial decrease from $86,342 in 2001 to $37,467 in 2002.

Net Income/Loss

The Company incurred a net loss for the 2002 year of $857,643 compared to a net income of $102,101 for the 2001 year. The loss is largely attributed to the business development costs of $501,583 as described above.

Liquidity and Capital Resources

Summary

At May 31, 2002, the Company had cash reserves of $1,366,294 compared to $41,073 as at May 31, 2001.

At May 31, 2002 working capital, the excess of current assets over current liabilities totalled $2,148,073 compared to $930,027 at May 31, 2001. The current ratio at May 31, 2002 was 2.0:1 compared to 2.25:1 at May 31, 2001. The quick ratio (which excludes inventory and prepaid expenses from current assets) is 1.1:1 at May 31, 2002 compared with .51:1 as at May 31, 2001. The increase in the current and quick ratio is attributed primarily to the increased sales level, cash received from the exercise of warrants, and a favourable working capital position of the Filtran Group at acquisition.

Specific working capital components saw large increases as at May 31, 2002. Accounts receivable rose 215% from $340,383 at May 31, 2001 to $1,073,058 (the 2002 addition of the Filtran Group accounts receivable of $790,029 substantially explains the increase). Accounts payable rose 156% from $341,216 at May 31, 2001 to $874,269 at May 31, 2002 (the 2002 addition of the Filtran Group accounts payable of $492,191 substantially explains the increase).

Long-term debt (current and long-term portion) increased from $570,766 in 2001 to $2,371,831 in 2002. The increase is attributed largely to the promissory note in the amount of $1,954,270 issued in connection with the acquisition of the Filtran Group.

The debt to equity ratio improved to 0.53 in 2002 compared to 1.74 in 2001.

Cash Flow

Cash used in operating activities increased from $(56,735) for the year ended May 31, 2001 to $(811,048) for year ended May 31, 2002. This increase is attributed primarily to the 2002 loss of $857,643.

The major source of cash in 2002 was provided by the exercise of warrants and options. This exercise of securities added cash totalling $2,296,212 during the year. The other significant source of cash was $1,178,376 acquired via the reverse take-over transaction as described in note 1(a) of these consolidated financial statements.

The major uses of cash during 2002 were the Filtran Group acquisition in the amount of $997,717 and the purchase of capital assets in the amount of $257,217.

On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

Capital Assets and Intangibles

The acquisition of the Filtran Group substantially improved API's design and manufacturing capabilities. The addition of machinery and equipment in the amount of $312,841 and land & building in the amount of $1,577,094 brought API's state-of-the-art facilities to 48,500 square feet.

API also acquired Filtran Group's thousands of engineered designs, a blue-chip customer base, an excellent management team and workforce, and a first-rate quality control system anchored by their ISO 9001 registration. These values are reflected as goodwill in the amount of $962,529. Furthermore, API acquired a non-compete agreement in the amount of $325,712 to help ensure all the benefits and synergies of the acquisition can be realized in the future.

Risks

The Company is exposed to a variety of risks in its operations. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.